VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Aamira Chaudhry, Stephen Kim

January 18, 2024

RE:	Stagwell Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
File No. 001-13718

Dear Ms. Chaudhry and Mr. Kim:

On behalf of Stagwell Inc. (the “Company” or “we”), I submit this letter in response to comments set forth in the letter dated December 19, 2023 from the Staff of the Division of Corporation Finance, Office of Trade & Services (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”). In this letter, I have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

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Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Consolidated Results of Operations

Net Revenue, page 47

1.	Please clarify for us in further detail what the Net Acquisitions (Divestitures) and the organic revenue growth/decline change components represent and how they are calculated. If helpful, please provide a numerical example of the calculations.

The Company acknowledges the Staff’s comment and has included a discussion below of all the components of net revenue change: the net impact of acquisitions and divestitures; the impact of foreign currency exchange fluctuations; and organic net revenue growth (decline). The Company’s management evaluates each of these components in operating the Company’s business and believes that disclosing all of these components together provides readers with useful supplemental information for a more comprehensive understanding of the drivers of year-over-year changes in the Company’s reported net revenue.

After consideration of the Staff’s comment and in order to clarify its disclosure, the Company advises the Staff that it intends to revise its disclosure in its future filings with the Commission, beginning with its Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”). The revised disclosure that the Company intends to provide in the 2023 Form 10-K is included at the end of this response.

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Net Impact of Acquisitions and Divestitures

The net impact of acquisitions (divestitures) reflects the year-over-year change in the Company’s reported net revenue attributable to the impact of all individual entities that were acquired or divested in the current and prior year.

We calculate impact of an acquisition as follows: (a) for an entity acquired during the current year, we present the entity’s prior year net revenue for the same period during which we owned it in the current year as impact of the acquisition in the current year; and (b) for an entity acquired in the prior year, we present the entity’s prior year net revenue for the period during which we did not own the entity in the prior year as impact of the acquisition in the current year.

We calculate impact of a divestiture as follows: (a) for a divestiture in the current year, we present the entity’s prior year net revenue for the same period during which we no longer owned it in the current year as impact of the divestiture in the current year; and (b) for a divestiture in the prior year, we present the entity’s prior year net revenue for the period during which we owned it in the prior year as impact of the divestiture in the current year.

We calculate the impact of any acquisition or divestiture without adjusting for foreign currency exchange fluctuations.

Impact of Foreign Currency Exchange Fluctuations

The impact of foreign currency exchange fluctuations reflects the year-over-year change in the Company’s reported net revenue attributable to changes in foreign currency exchange rates. We calculate the impact of foreign currency exchange fluctuations for the portion of the reporting period in which we recognized revenue from a foreign entity in both the current year and the prior year. The impact is calculated as the difference between (1) reported prior period net revenue (converted to U.S. dollars at historical foreign currency exchange rates) and (2) prior period net revenue converted to U.S. dollars at current period foreign exchange rates.

Organic Net Revenue Growth (Decline)

Organic net revenue growth (decline) reflects the year-over-year change in the Company’s reported net revenue attributable to the Company’s management of the entities it owns. We calculate organic net revenue growth (decline) by subtracting the net impact of acquisitions (divestitures) and the impact of foreign currency exchange fluctuations from the aggregate year-over-year increase or decrease in the Company’s reported net revenue.

Illustrative Examples

The following examples illustrate how the Company calculates the impact of acquisitions (divestitures), the impact of foreign currency exchange fluctuations and organic net revenue growth (decline), in each case assuming a full-year reporting period:

•	For an entity acquired on April 1 of the current year, the acquired entity’s net revenue is included in the Company’s consolidated statements of operations for the last nine months of the current year. The net revenue of the acquired entity for the last nine months of the year prior to the acquisition is classified as the impact of the acquisition in the current year and included in the calculation of net impact of acquisitions (divestitures). Since the entity was acquired during the current year reporting period, there is no impact of foreign currency exchange fluctuations attributable to that entity. Organic net revenue growth (decline) attributable to the acquired entity in the current year is calculated by subtracting the impact of acquisition (as calculated above) from the net revenue recognized from the acquired entity for the current year.

•	For an entity acquired on April 1 of the prior year, the acquired entity’s net revenue is included in the Company’s consolidated statements of operations for the last nine months of the prior year and the entirety of the current year. The net revenue of the acquired entity for the first three months of the prior year (the year of acquisition) is classified as the impact of the acquisition in the current year and included in the calculation of net impact of acquisitions (divestitures). The impact of foreign currency exchange fluctuations attributable to the entity in the current year is calculated as the difference between (1) reported net revenue recognized from the acquired entity for the last nine months of the prior year and (2) net revenue recognized from the acquired entity for the same period of the prior year, converted to U.S. dollars at current period foreign exchange rates. Organic net revenue growth (decline) attributable to the acquired entity in the current year is calculated by subtracting (1) the impact of acquisition and (2) the impact of foreign currency exchange fluctuations, each calculated as described above, from the year-over-year change in the net revenue recognized from the acquired entity for the current year.

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•	For an entity divested on April 1 of the current year, the divested entity’s net revenue is included in the Company’s consolidated statements of operations for the entirety of the prior year and the first three months of the current year. The net revenue of the divested entity for the last nine months of the prior year is classified as the impact of the divestiture in the current year and included in the calculation of net impact of acquisitions (divestitures). The impact of foreign currency exchange fluctuations attributable to the entity in the current year is calculated as the difference between (1) reported net revenue recognized from the divested entity for the first three months of the prior year and (2) net revenue recognized from the divested entity for the same period of the prior year, converted to U.S. dollars at current period foreign exchange rates. Organic net revenue growth (decline) attributable to the divested entity in the current year is calculated by subtracting (1) the impact of divestiture and (2) the impact of foreign currency exchange fluctuations, each calculated as described above, from the year-over-year change in net revenue recognized from the divested entity for the current year.

•	For an entity divested on April 1 of the prior year, the divested entity’s net revenue is included in the Company’s consolidated statements of operations for the first three months of the prior year and none of the current year. The net revenue recognized from the divested entity for the first three months of the prior year is classified as the impact of the divestiture in the current year and included in the calculation of net impact of acquisitions (divestitures). Since the entity was divested prior to the current year reporting period, there is no impact of foreign currency exchange fluctuations or organic net revenue growth or decline attributable to that entity.

Proposed Revised Disclosure

As noted above, the Company intends to revise its disclosure in future filings, beginning with the 2023 Form 10-K, to further clarify the methodologies by which the Company calculates the net impact of acquisitions and divestitures, the impact of foreign currency exchange fluctuations and organic net revenue growth (decline). The Company’s proposed revisions to its disclosure are as follows:

Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”). In addition, the Company has included non-GAAP financial measures and ratios, which management uses to operate the business, which it believes provide useful supplemental information to both management and readers of this report in making period-to-period comparisons in measuring the financial performance and financial condition of the Company. These measures do not have a standardized meaning prescribed by GAAP and should not be construed as an alternative to other titled measures determined in accordance with GAAP.

Net Revenue

“Net revenue” refers to revenue excluding billable costs. The Company believes billable costs and their fluctuations are not indicative of the operating performance of its underlying business.

Organic Net Revenue Growth (Decline)

“Organic net revenue growth (decline)” reflects the year-over-year change in the Company’s reported net revenue attributable to the Company’s management of the entities it owns. We calculate organic net revenue growth (decline) by subtracting the net impact of acquisitions (divestitures) and the impact of foreign currency exchange fluctuations from the aggregate year-over-year increase or decrease in the Company’s reported net revenue.

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The net impact of acquisitions (divestitures) reflects the year-over-year change in the Company’s reported net revenue attributable to the impact of all individual entities that were acquired or divested in the current and prior year. We calculate impact of an acquisition as follows: (a) for an entity acquired during the current year, we present the entity’s prior year net revenue for the same period during which we owned it in the current year as impact of the acquisition in the current year; and (b) for an entity acquired in the prior year, we present the entity’s prior year net revenue for the period during which we did not own the entity in the prior year as impact of the acquisition in the current year. We calculate impact of a divestiture as follows: (a) for a divestiture in the current year, we present the entity’s prior year net revenue for the same period during which we no longer owned it in the current year as impact of the divestiture in the current year; and (b) for a divestiture in the prior year, we present the entity’s prior year net revenue for the period during which we owned it in the prior year as impact of the divestiture in the current year. We calculate the impact of any acquisition or divestiture without adjusting for foreign currency exchange fluctuations.

The impact of foreign currency exchange fluctuations reflects the year-over-year change in the Company’s reported net revenue attributable to changes in foreign currency exchange rates. We calculate the impact of foreign currency exchange fluctuations for the portion of the reporting period in which we recognized revenue from a foreign entity in both the current year and the prior year. The impact is calculated as the difference between (1) reported prior period net revenue (converted to U.S. dollars at historical foreign currency exchange rates) and (2) prior period net revenue converted to U.S. dollars at current period foreign exchange rates.

Notes to Consolidated Financial Statements

20. Segment Information, page 113

2.	Given you generated approximately 17.5% of your total revenues outside of the United States in 2022 and maintain office space in Africa, Europe, Asia, South America, and Australia, please tell us your consideration of providing long-lived assets geographic information in accordance with ASC 280-10-50-41, or revise. If providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company considered ASC 280-10-50-41 when preparing the 2022 Form 10-K and concluded that disclosure of long-lived assets geographic information was not material to the financial statements for the period. As of December 31, 2022, approximately 85% of the Company’s long-lived assets (Right-of-use lease assets – operating leases and fixed assets, net) included in the Company’s assessment under ASC 280-10-50-41 were located in the United States, the Company’s country of domicile. As of December 31, 2022, of the remaining long-lived assets located outside of the United States, each individual country represented less than 10% of the total long-lived assets. The Company therefore concluded that this information was not material to the financial statements for the period and, in accordance with ASC 280-10-55-20, determined not to disclose long-lived assets geographic information in the 2022 Form 10-K.

The Company will continue to evaluate whether long-lived assets information for an individual country would be material to the financial statements and, if material, will separately disclose the balance for such country in its future filings with the Commission.

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Please do not hesitate to contact me at (646) 412-6857 or frank.lanuto@stagwellglobal.com with any questions or comments regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Frank Lanuto
Frank Lanuto
Chief Financial Officer

cc:	Vincenzo DiMaggio, Chief Accounting Officer, Stagwell Inc.

Peter McElligott, General Counsel, Stagwell Inc.

Edmund Graff, Deputy General Counsel, Stagwell Inc.
Paul M. Tiger, Freshfields Bruckhaus Deringer US LLP
Andrea M. Basham, Freshfields Bruckhaus Deringer US LLP